February 27, 2007

SENT VIA EDGAR

Mr. Michael Fay, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Winnebago Industries, Inc. (the “Company”) Form 10-K for the fiscal year ended August 26, 2006 Form 10-Q for the period ended November 25, 2006 File No. 001-06403

Dear Mr. Fay:

This memo is in response to the letter from the United States Securities and Exchange Commission dated February 5, 2007, containing comments to our Form 10-K for our fiscal year ended August 26, 2006 and Form 10-Q for the period ended November 25, 2006. For your convenience, we have reproduced each of the SEC Staff’s comments from their letter and our response below.

Form 10-K: For the Year Ended August 26, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal 2006 Compared to Fiscal 2005, page 13

1.

We note from your MD&A that decreased production volumes, which have resulted in the allocation of higher fixed costs per production unit, have caused your gross margins to deteriorate during the fiscal years ended August 26, 2006 and August 27, 2005 and the quarterly period ended November 25, 2006. You also state in the MD&A sections of your Form 10-K for the fiscal year ended August 26, 2006 and the Form 10-Q for the quarterly period ended November 25, 2006 that you intend to continue to adjust your factory schedule as necessary to reflect the demand for your products. Please tell us whether the reductions in sales and production volumes over the last two years resulted in the recognition of a charge related to abnormal idle facility capacity during fiscal year 2006 or the quarter ended November 25, 2006. To the extent that you have not recognized a charge related to idle capacity in the aforementioned periods, please tell us why you believe your current production levels to be at normal capacity. Please refer to paragraph 2 of SFAS No. 151 for further guidance.

Response:

Paragraph 5 as amended by paragraph 2 of Statement 151 of ARB 43 Chapter 4, Inventory Pricing, states “Normal capacity refers to a range of production levels. Normal capacity is the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance. Some variation in production levels from period to period is expected and establishes the range of normal capacity. The range of normal

Mr. Michael Fay

February 27, 2007

capacity will vary based on business- and industry-specific factors. Judgment is required to determine when a production level is abnormally low (that is, outside the range of expected variation in production). Examples of factors that might be anticipated to cause an abnormally low production level include significantly reduced demand, labor and materials shortages, and unplanned facility or equipment downtime. The actual level of production may be used if it approximates normal capacity. In periods of abnormally high production, the amount of fixed overhead allocated to each unit of production is decreased so that inventories are not measured above cost. The amount of fixed overhead allocated to each unit of production is not increased as a consequence of abnormally low production or idle plant.” Emphasis added.

The RV industry is cyclical and susceptible to slowdowns in the general economy. RV industry sales have been characterized by cycles of growth and contraction in consumer demand, reflecting prevailing economic, demographic and political conditions that affect disposable income for leisure-time activities. Some of the factors that contribute to this cyclicality include fuel availability and costs, interest rate levels, the level of discretionary spending and availability of credit and consumer confidence. This cyclicality is evidenced below by the 10 year history of industry wholesale shipments per the Recreational Vehicle Industry Association and the shipments of Winnebago for the same time frame:

Calendar Year	Motorhome Industry Wholesale Shipments	Increase (Decrease)	WGO Fiscal Year Ended in August	WGO Motorhome Shipments	Increase (Decrease)
1997	51,200		1997	7,558
1998	59,900	17%	1998	8,771	16%
1999	68,000	14%	1999	10,276	17%
2000	57,500	-15%	2000	10,516	2%
2001	46,600	-19%	2001	9,076	-14%
2002	57,600	24%	2002	11,054	22%
2003	59,800	4%	2003	10,726	-3%
2004	69,300	16%	2004	12,516	17%
2005	58,800	-15%	2005	10,637	-15%
2006	52,900	-10%	2006	9,843	-7%
10 Year Average	58,160			10,097

In the last decade the two peaks in the industry shipments were primarily a result of external factors. In 1999, we attribute the growth to the high consumer confidence experienced at that time during the dot com frenzy and stock market boom. In 2004, interest rates were at a 35 year low and we saw many discretionary leisure purchases, including motorhomes, purchased by consumers who had refinanced their home mortgages and freed up available cash.

We consider our fiscal 2004 and the first quarter of fiscal 2005 volume levels to be a period of abnormally high production. During a significant portion of that timeframe, our factories were on extended overtime schedules to keep up with demand. Since that point, the industry has been declining primarily due to higher energy prices and higher interest rates, but not to an abnormally low level. We have adjusted to the declining demand through the reduction of our workforce, primarily as a result of attrition. Our headcount at the end of fiscal 2006 was 3,150 compared to 3,610 at the end of fiscal 2005 and 4,220 at the end of fiscal 2004.

Mr. Michael Fay

February 27, 2007

Fiscal year 2006 production was at the lower end of our historical production, but we would still consider it to be within the “range of normal production.” Demand has been lower in the last two years, but that is compared to our peak year in fiscal 2004. Fiscal 2006 production is still greater than the last downturn in our industry in 2001. We have not experienced any labor or material shortages or any unplanned facility or equipment downtime. All of our current production facilities are in use and have been throughout the past 24 months. As a result, we have not recognized any charges related to idle capacity due to the fact that we believe our current production to be within the range of normal production.

2.

We believe that your MD&A discussion could be enhanced by further quantification of the impact of the factors that have affected each expense category in your statement of operations. For example, when you do not provide quantitative disclosures regarding the impact that your increased stock option expense had on your gross margin, selling expenses, and general and administration expenses, it is unclear what impact the other factors described in MD&A had on these expense categories. As such, please expand your disclosures in MD&A to quantify the impact of each significant factor which has affected your results of operations.

Response:

We will include quantification of the impact of each significant factor which affects our results of operations in our MD&A discussion as requested in future filings.

Item 8. Financial Statements and Supplementary Data

Notes to Financial Statements

Note 1: Nature of Business and Significant Accounting Policies

Revenue Recognition, page 26

3.

We note that revenue is recognized, in part, when written or verbal approval for payment has been received from the floorplan financing institution. Please tell us if you are aware of the credit standards imposed by the individual financing institutions that provide financing to your dealers. If so, qualitatively and quantitatively explain to us these standards. Also, explain whether these standards meet the requirements of GAAP that collectibility is reasonably assured. In this regard, a bank or finance company that receives substantial protection from you has less incentive to establish stringent credit standards when compared to a bank or finance company receiving no protection. In addition, compare and contrast for us these credit standards with the credit standards you impose on your customers who do not use floorplan financing. Finally, while we note that you have incurred no losses under your repurchase agreements for the periods presented, please tell us the amount of any repurchases for each of the periods presented.

Response:

One of the conditions for the recognition of motor home revenue is “written or verbal approval for payment has been received from the dealer’s floorplan financing institution” in order to verify that collection is reasonably assured.

Mr. Michael Fay

February 27, 2007

Floorplan financing institutions use their normal credit standards in providing financing to our dealers. The risk rating process in commercial credit would include such things as review of financial statements, length of time in business, past experience, results of inventory floor audits, etc. The financing institution that provides the majority of our dealers’ floorplan financing describes their credit standards in order of importance as follows:

(1)	review of dealer’s financial statements
a.	audited financial statements are typically required for larger credit extensions to dealers
b.	several year’s of profitability typically required
c.	start-up dealers not typically financed
(2)	best in class collateral administration
a.	collateral asset checks occur on a periodic, regular basis
b.	review of retail payments on units financed
(3)	repurchase agreements provided by manufacturer

The fact that there have been no defaults by our dealers to their financing institutions in the past three fiscal years is further evidence that the underwriting standards utilized by these lending institutions are reasonable. All of the floorplan lenders are subject to audit and/or governmental regulatory review. This scrutiny would also support that the lending standards meet GAAP requirements of reasonableness of collectibility. The vast majority of the lenders are national or regional in scope and many are publicly traded.

The protection afforded a lending institution from a repurchase agreement is primarily to minimize losses on defaulted loans to dealers. The lender still has significant incentive to establish stringent credit standards and maintain prudent collateral control. The lender has full liability for collateral conversion (units sold out of trust) and unpaid interest; also, the repurchase coverage as a percentage of original invoice amount declines over time (90% after six months, 80% after nine months). Coverage is zero at the end of one year from original invoice.

Since a repurchase agreement is issued to the lending institution, there is no repurchase coverage for a dealer that does not use floor plan financing. Therefore, we would not incur extended liability after the vehicle has been paid. In regards to the credit standards that we impose on the dealers that do not use floor plan financing, they are primarily the same as the credit standards that the lending institutions use. The major difference for a “non-flooring” dealer would be the absence of collateral checks and the requirement that funds are sent via check or wire transfer directly to Winnebago Industries upon acceptance of unit, or in advance in certain cases.

As stated in our filing in Note 6, we incurred no losses under our repurchases agreements as we did not repurchase any units under these agreements with our financing institutions for the periods presented (Fiscal 2006, 2005 and 2004). For the past ten years, the purchases and losses under repurchase agreements have averaged approximately .1% of net revenues and income from continuing operations, respectively, which we view to be immaterial.

Note 5: Employee Retiree Benefits

Deferred Compensation Benefits

Non-Qualified Deferred Compensation Programs, page 30

Mr. Michael Fay

February 27, 2007

4.

We note that your investment in life insurance balance is reported in your balance sheet net of borrowings against the cash surrender value. Please tell us why you believe that the borrowings against the cash surrender value have a right of offset. In this regard, please confirm and disclose that your company has no intent or obligation to repay the borrowings prior to the maturity or cancellation of the related insurance policy or policies. Furthermore, please reconcile between the “Investment in life insurance” balance reported in your balance sheet and the balance reported in Footnote 5 to your financial statements.

Response:

As disclosed in Note 5, we purchased life insurance policies to fund our deferred compensation liability. Projections of death benefits from these policies exceeded the deferred compensation liability and as a result, we decided to borrow from within the policies to pay premiums and match up death benefits and future liabilities. We have no intent or obligation to repay the borrowings prior to maturity or cancellation of the insurance policies.

The reconciliation of the “Investment in life insurance” balance reported in our balance sheet is as follows:

(in thousands)	August 26, 2006	August 27, 2005
Investment in life insurance:
Corporate owned life insurance (per Note 5)	$16,579	$17,713
Life insurance premium receivable (A)	4,044	4,201
Other company owned life insurance policies	191	152
	$20,814	$22,066

(A)   The life insurance premium receivable of $4.0 million is a receivable from employees for premiums paid by Winnebago Industries on their behalf and is a separate component of our investment in life insurance balance. These receivables are collateralized by the assignment of employee owned life insurance for the reimbursement of premiums paid by Winnebago Industries from the net death proceeds of the policies, upon the death of the insured.

Note 6: Contingent Liabilities and Commitments

Repurchase Commitments, page 30

5.

Please briefly explain to us how you have considered FIN 46 (R) in relation to both (1) your dealers and (2) the lending institutions that provide them floorplan financing. Specifically, tell us whether any of the conditions in paragraph 4.h. of FIN 46 (R) exist, and explain to us, with specificity, the basis for your conclusions. As part of your response, address how the dealers and lending institutions have structured their businesses (e.g., Do any of the dealers and lending institutions use subsidiaries that conduct business solely/primarily with you?). If any of the conditions of paragraph 4.h. exist, tell us whether you consider any of these entities to be variable interest entities and the basis for your conclusion. For entities that are considered variable interest entities, explain to us how you are accounting for these entities and the basis for your determination.

Mr. Michael Fay

February 27, 2007

Response:

None of our dealers or lending institutions of our dealers use subsidiaries that conduct business solely or primarily with us. As we disclose in our Distribution and Financing section of our 10-K, many of our dealers are also engaged in other areas of business, including the sale of automobiles, and most of our dealers carry one or more competitive lines of product. We do extensive investigations of all dealers prior to delivering any product and we have verified that all of our customers are independent businesses with substantive assets to provide security for the credit extended to them related to the purchase of our products. The lending institutions that offer our customers floorplan financing all are engaged in a broad array of financing activities and they have not created separate subsidiaries to provide this financing. We believe all of our dealers and the lending institutions that provide floorplan financing meet the definition of a business in Appendix C of FIN 46 (R). In addition we have evaluated all to the conditions in 4 (h) of FIN 46 (R). A summary of our evaluation is as follows:

Conditions of 4 (h) of FIN 46 (R)	Dealers	Lending Institutions

(1)   The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity. However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee.

	No, we did not participate in the design of any of our dealers.	No, we did not participate in the design of any of the lending institutions that our dealers use to finance product.
(2) The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.	No, many of our dealers are also engaged in other areas of business; including the sale of automobiles, and most of our dealers carry one or more competitive lines of product.	No, our dealers finance competitive product as well as ours with the lending institutions.

(3)   The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.

No, we have not provided any financial support to our dealers except for the repurchase agreements with lending institutions on our dealer’s floorplan which represents a nominal percentage of the capital needed to operate a dealership.

No, we have not provided any financial support to the lending institutions.
(4) The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.	No, the activities of our dealers relate to selling RV products and services.	No, the activities of the lending institutions relate to floorplan financing of RV product.

Mr. Michael Fay

February 27, 2007

Guarantees for Suppliers, page 31

6.	Please explain to us how you have considered FIN 46 (R) in relation to the service and guarantee agreements you have executed. Refer to paragraphs B10, B11, B22, and B23 for guidance.

Response:

We entered into two separate service agreements with an unaffiliated third-party paint supplier (the “Supplier”) that require the Supplier to provide RV paint services to Winnebago Industries. The Supplier has a long history providing the same service to similar manufacturers. A separate company of the Supplier was established for the relationship with Winnebago Industries (“PaintCo”). We also entered into two separate guarantee agreements with PaintCo at approximately the same time frames.

The first guarantee agreement was entered into in the second quarter of fiscal 2002 prior to our adoption of FIN 46 as of August 31, 2003. When we adopted FIN 46, we determined that PaintCo was a variable interest entity; however we determined that we were not the primary beneficiary. Our maximum loss exposure related to PaintCo was a $500,000 guarantee of debt. The Supplier contributed $200,000 of equity to PaintCo and also the owners of PaintCo personally guaranteed the entire $2.9 million of indebtedness related to the facility.

The second guarantee agreement was entered into during the fourth quarter of fiscal 2004 when we expanded our relationship with PaintCo to include a second paint facility. PaintCo entered into a 10 year lease with an independent third party for the second paint facility. The lease payments totaled approximately $3.2 million. Winnebago Industries guaranteed the first 5 years of that lease. The owners of PaintCo personally guaranteed the entire lease. In accordance with paragraph 15 of FIN 46 (R), given the new guarantee, we reconsidered whether we were the primary beneficiary of the variable interest entity. At that time, the entity had total assets of approximately $10.4 million, mostly consisting of equipment, and total liabilities of approximately $8.7 million. The Supplier’s equity at risk included the $200,000 of capital investment and $1.5 million of retained earnings. We concluded that the Supplier continued to be the primary beneficiary because our exposure was limited to $1.9 million (half of the lease payments plus the remaining guarantee on the first agreement).

The service agreements were considered in relation to FIN 46 (R), specifically paragraphs B22 and B23. We determined that these service agreements met all three conditions of paragraph B22 and thus are not variable interests. Winnebago Industries pays the Supplier to paint certain motor home units at an amount that is commensurate with the level of effort required to provide these services and the terms under the agreements are not designed to absorb the variability of the entity’s costs to provide those services. The fees paid to the Supplier are at the same level of seniority as other operating liabilities that arise in the normal course of business. These service contracts are subject to cancellation provisions that are customary for such contracts and there are an adequate number of qualified replacement service providers.

Note 11: Income Per Share, page 36

7.

We note that your dilutive earnings per share computation for the 2006 fiscal year included 285,000 dilutive shares related to your company’s outstanding stock options. In addition, we note per Footnote 9 to your financial statements that there were a total of 1,591,676 options outstanding at August 26, 2006. Given the significant disparity between the number of options outstanding and the related number of dilutive shares of common stock included in your computation of diluted EPS, we believe that you should disclose the number of options which

Mr. Michael Fay

February 27, 2007

could potentially dilute basic EPS in the future, but were not included in the computation of dilutive EPS because to do so would have been anti-dilutive. Please refer to the requirements of paragraph 40(c) of SFAS No. 128.

Response:

For the fiscal year ended August 26, 2006 and for the quarter ended November 25, 2006, there were options outstanding to purchase 659,927 and 354,547 shares, respectively, of common stock at an average price of $30.83 and $31.67, respectively, which were not included in the computation of diluted income per share because they are considered anti-dilutive under the treasury stock method per SFAS No. 128, Earnings Per Share (as amended.)

At the fiscal year ended August 27, 2005, there were options outstanding to purchase 84,000 shares of common stock at an average exercise price of $34.99, which were not included in the computation of diluted income per share because the options’ exercise price was greater than the average market price of the common stock.

We did not disclose the above information in our August 26, 2006 10-K. We will include disclosure of the number of anti-dilutive options in our future filings.

Note 13: Interim Financial Information (Unaudited), page 37

8.

Please explain to us the reason your operating expenses increased by approximately 30% in the fourth quarter of fiscal year 2006 when compared with the immediately preceding quarter. As part of your response, explain your basis for recording any additional expense amounts in the fourth quarter.

Response:

Selling expenses in the fourth quarter ended August 26, 2006 increased $1.4 million, approximately 30%, when compared to selling expenses in the third quarter ended May 27, 2006. This is primarily due to the fact that we hold an annual event for our dealers (“Dealer Days”) in Las Vegas to introduce new model year product, which has typically occurred in our fourth quarter. During fiscal 2006, we held Dealer Days from June 25-27, 2006 and all costs associated with this event were expensed when the event occurred, and thus are part of selling expense in the fourth quarter of fiscal 2006. Historically, selling expenses have always been highest in our fourth quarter as evidenced in the table below:

(in thousands)	Fiscal 2006	Fiscal 2005	Fiscal 2004
1st Quarter	$4,673	$4,554	$4,561
2nd Quarter	$4,505	$4,564	$4,461
3rd Quarter	$4,536	$4,302	$4,756
4th Quarter	$5,905	$6,516	$6,986

General and administrative expenses in the fourth quarter ended August 26, 2006 increased $1.5 million. This increase was entirely a result of an increase in product liability expense to adjust our product liability reserves upward based on the year end actuarial report. We have our product liability experience reviewed by actuaries on an annual basis, always in our fourth quarter and record an adjustment to our reserves based upon that report. We also use that analysis to determine the monthly expense to record for the next fiscal year. In 2005 and 2004,

Mr. Michael Fay

February 27, 2007

we had a lower level of product liability claims and payments made against those claims, which supported lower product liability reserves level as indicated by the annual actuarial report. In 2006, we did see an increase in the number of claims and the dollars paid on outstanding claims, and as a result the annual actuarial analysis indicated higher levels of reserves were needed. We did disclose in our MD&A discussion that the increase in general and administrative expenses in fiscal 2006 was a result of an increase in product liability expense.

Form 10-Q: For the Quarterly Period Ended November 25, 2006

Item 1. Financial Statements

Notes to Financial Statements

Note 4: Inventories, page 5

9.

We note that your inventory balance increased from approximately $77.1 million at August 26, 2006 to approximately $97.2 million at November 25, 2006, primarily as a result of the increases in raw materials and work-in-process inventories. Furthermore, you state in the press release included in the Form 8-K furnished on December 14, 2006 that you expect continued weakness in your seasonally slower second quarter due to a challenging market environment and reluctance on the part of your dealer partners to increase inventory during the winter months. Given i) the significant decrease in your sales over each of the last two fiscal years and during the quarterly period ended November 25, 2006 as compared to the period ended November 26, 2005, ii) the current market environment, and iii) your dealer partners’ reluctance to increase inventory, please tell us the factors which have contributed to the increase in your inventory balance at November 25, 2006. Furthermore, please tell us why you believe your inventory balance is stated at the lower of cost or market.

Response:

Generally speaking, our inventory balances have decreased over the past two fiscal years. Most of these reductions have been the result of improved management of finished goods inventory to better match retail demand.

Fiscal Years Ended:	Inventory balance (in millions)
August 26, 2006	$77.1
August 27, 2005	$120.7
August 28, 2004	$130.7

1st Quarters Ended:	Inventory balance (in millions)
November 25, 2006	$97.2
November 26, 2005	$114.0
November 27, 2004	$137.3

The increase in inventory in our first quarter ended November 25, 2006 as compared to August 26, 2006 of $20.1 million was primarily due to a $17.6 million increase in raw material chassis inventory. We had to increase our inventory of certain chassis to bridge production schedule adjustments by some of our chassis manufacturers. The increase was also a result of over optimism on our part regarding the Class C market in the first quarter of 2007. This chassis inventory is planned to be reduced to normal levels by the end of the second quarter of our

Mr. Michael Fay

February 27, 2007

fiscal year. We will use all of these chassis as we complete model year 2007 production by April of 2007.

We feel confident that our inventory balances are stated at the lower of cost or market due to the following procedures that are in place:

1.

We review for inventory that may become obsolete due to changes in the production process or for excess inventory based on unit production reductions. All raw material inventories are coded to active production or to an excess or obsolete category. These categories are reviewed on a monthly basis to determine if adjustments are needed to our inventory balance. We monitor and adjust the inventory value on a quarterly basis based on this review.

2.

As for finished goods, we monitor the aging of all units included within finished good inventory to ensure that units are being delivered on a timely basis to our dealers and that these are current assets. Any units that have a built date in excess of one year are specifically reviewed to determine if the cost exceeds current market value and an adjustment is recorded on a unit by unit basis, if necessary.

We understand that Winnebago Industries, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in its filings; and that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions concerning the responses contained in this letter, please call me at 641-585-6865. You also may reach me via fax at 641-585-6806 and e-mail at snielsen@winnebagoind.com.

Kind regards,

Sarah Nielsen

Vice President, Chief Financial Officer

cc:   Jeffrey Spears, Division of Corporation Finance